SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 February 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2012

Strong growth and scale efficiencies drive double-digit increase in profits

Financial summary1	2012	2011		% Change YoY
			Actual	CER3	CER & ex. LDs4
Revenue	$1,835m	$1,768m	4%	5%	6%
Operating profit	$614m	$559m	10%	11%	13%
Adjusted basic EPS	141.5¢	130.4¢	9%
Basic EPS2	189.5¢	159.2¢	19%
Total dividend per share	64.0¢	55.0¢	16%
Net debt	$1,074m	$538m
Fee revenue5 growth	6.8%	5.7%
RevPAR growth	5.2%	6.2%
Net Rooms growth	2.7%	1.7%

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:

"2012 was another year of significant progress for IHG with our preferred brands driving RevPAR up 5.2%, led by the US up 6.3%.  Together with 2.7% net rooms growth, which is fuelled increasingly by our expansion in developing markets, this drove up fee revenues by an impressive 6.8%.  This growing scale allowed us to reinvest in the business while achieving better than anticipated margin progression.
The financing environment remained tough through 2012 in many of our key markets, but we still signed on average one hotel a day into our pipeline.  This reflects the excellent relationship we enjoy with our owners and further strengthens our foundation for high quality growth.  We extended our portfolio of preferred brands, launching in the first quarter of 2012 the innovative HUALUXE Hotels & Resorts and EVEN Hotels.
The $1bn return of capital, announced in August, underlines the benefit of our asset light strategy in delivering strong free cash flow, and our commitment to return value to shareholders.

IHG's proven strategy and resilient business model position us for further good performance in 2013, despite the challenging economic environment.  The 16% increase in our dividend demonstrates the confidence we have in our ability to deliver sustained high quality growth, as we prepare to celebrate our 10th anniversary as a standalone business."

Driving High Quality Growth
•	$21.2bn of total gross revenue5 from hotels in IHG's system, up 5%
•	2012 global RevPAR growth of 5.2%, with rate up 3.2% and occupancy up 1.2%pts
	-	Americas 6.1% (US 6.3%); Europe 1.7%; AMEA 4.9%; Greater China 5.4%.
	-	Q4 global RevPAR growth of 3.9%: Americas 5.7%; Europe 1.2%; AMEA 1.8%; Greater China (0.3)%.
•	System size of 676k rooms (4,602 hotels), up 2.7% year on year
	-	34k rooms (226 hotels) opened and 54k rooms (356 hotels) signed, both up around 5% on an underlying5 basis.
	-	16k rooms removed, down 51% on 2011, and now at more normal levels post completion of Holiday Inn relaunch.
	-	High quality pipeline of 169k rooms (1,053 hotels), with c. 40% under construction.
	-	5% global industry supply share and 12% active global pipeline share support high quality growth.
•	Fee revenues5 up 6.8%
-
Increasing proportion of new rooms are now coming from developing markets, driving strong fee revenue growth, albeit at lower absolute RevPAR levels, particularly in the initial years as demand drivers mature.

	-	Developing markets represent 19% of system size, 29% of 2012 room openings and 50% of our pipeline.
•	Building preferred brands
	-	Good traction for our new brands, with 15 HUALUXE hotels now in the pipeline and our first EVEN hotel signed in the fourth quarter.
-
Holiday Inn continues to outperform, growing premiums to the upper midscale segment in the US over the past 5 years by 7%pts for Holiday Inn and 5%pts for Holiday Inn Express. Holiday Inn ranked "Highest in Guest Satisfaction Among Mid-scale Full Service Hotel Chains" by J.D. Power and Associates for 2nd year in a row.

	-	Crowne Plaza repositioning programme is progressing well.
	-	Hotel Indigo system size at 50 hotels with a further 47 in the pipeline (total gross revenue: $172m, up 29%).
•	Best in class delivery
	-	69% of rooms revenue delivered through IHG Channels and by Priority Club Rewards members direct to hotel.
•	Growing margins
	-	Fee based margins of 42.6%, up 2%pts, a particularly strong result, which will revert back to more normal levels of growth in 2013.

A Asset sales
•	The disposal process for InterContinental London Park Lane has commenced, and continues for InterContinental New York Barclay.

C Current Trading Update
•
January global RevPAR up 6.6%, with rate up 2.1%.  Americas 7.0%, Europe (0.1)%, AMEA 6.0%.  Greater China up 21.0% principally reflects the shift in timing of Chinese New Year in 2013 into February from January.

•
One individually significant liquidated damages receipt of $31m in Americas managed in Q1 2013.  $6m benefit in the full year 2013 from cessation of depreciation on the InterContinental London Park Lane, now held for sale.

1 All figures are before exceptional items unless otherwise noted. See appendices 3 & 4 for financial headlines		2 After exceptional items
3 CER = constant exchange rates	4 Excluding significant liquidated damages: $16m 2011, $3m 2012.	5See appendix 6 for definition

Americas - Double-digit adjusted profit growth driven by RevPAR outperformance
RevPAR increased 6.1%, with 4.1% rate growth, and fourth quarter RevPAR increased 5.7%.  US RevPAR was up 6.3% in 2012, with 6.2% growth in the fourth quarter, despite uncertainty regarding the presidential election and "fiscal cliff".  On a total basis, including the benefit of new hotels, US RevPAR grew 7.0% in the year, outperforming the industry6, which was up 6.8%.
Revenue increased 1% to $837m and operating profit increased 8% to $486m.  After adjusting for owned hotel disposals, liquidated damages receipts in the managed business of $3m in 2012 and $10m in 2011 and results from managed lease hotels5, revenue was up 6% and operating profit up 10%.  This was predominantly driven by the franchise business, where royalties were up 9% due to 6.0% RevPAR growth and 2.3% net system size growth.  Owned profits increased 41%, driven by double digit RevPAR growth at our InterContinental hotels in Boston and San Francisco and 4% RevPAR growth at InterContinental New York Barclay.
We opened 17k rooms, up 8% on 2011 on an underlying5 basis, including 6 Hotel Indigo hotels, and IHG's second InterContinental hotel in Mexico City.  We signed 26k rooms, with the first EVEN hotel, a flagship property in Manhattan, New York City, signed in October.  The Holiday Inn brand family accounted for c.70% of hotel openings and signings in the year, demonstrating the ongoing benefits of the re-launch.

Europe - Robust performance and strong pace of openings
RevPAR increased 1.7%, with 1.2% rate growth and fourth quarter RevPAR increased 1.2%.  Despite challenging economic conditions across Europe, RevPAR during the year grew by 2.5% in the UK and by 5.4% in Germany, where the industry benefited from a busy trade fair schedule.
Revenue increased 8% (13% at CER) to $436m and operating profit increased 11% (16% at CER) to $115m.  At CER and after adjusting for a leased hotel disposal and excluding results from managed lease hotels5, revenue increased 5% and operating profit increased 16%.  This was driven by a 2.1% increase in net system size and solid RevPAR growth, including 8.0% at InterContinental London Park Lane and 2.5% at InterContinental Le Grand Paris, plus a $4m decrease in regional overheads.
We signed 7k rooms (48 hotels), up 22% on 2011, including the first 2 Holiday Inn Express hotels in Russia, 6 Holiday Inn brand family hotels in Germany and 7 Hotel Indigo hotels, with firsts for this brand in France, Israel and Spain.  5k rooms (39 hotels) were opened into the system, the highest number of hotel openings in the region in the last 4 years.  Openings included InterContinental London Westminster, our second for the brand in London, and 5 Hotel Indigo hotels, doubling the system size in Europe for the brand.

AMEA - RevPAR growth and cost control drive good profit growth
RevPAR increased 4.9%, with 1.8% growth in the fourth quarter.  Strong trading in South East Asia and Japan was offset by slowing economic growth in some other markets in 2012.  In the Middle East, political tensions continue to impact trading in some countries such as Lebanon, but markets such as Saudi Arabia and the UAE have performed well, with RevPAR up 8.0% and 5.5% in the year, respectively.
AMEA revenue increased 1% (0% CER) to $218m and operating profit increased 5% (4% CER) to $88m.  At CER and after adjusting for a $6m liquidated damages receipt and the related disposal in 2011 of a hotel and partnership interest in Australia, revenue increased 3% and operating profit increased 16%, benefiting from robust trading in the managed business and careful cost control.
We signed 8k rooms (36 hotels) in the region, of which 4k were Holiday Inn brand family rooms signed in India and Indonesia.  We also signed 6 InterContinental hotels, including 2 resort locations in Australia and Thailand.  We opened 4k rooms (16 hotels) in the year, including 4 Crowne Plaza hotels, 2 Crowne Plaza Resorts and the first Holiday Inn Express in India, in Ahmedabad.  This hotel was opened by IHG and Duet India Hotels Group, and was awarded '2012 World's Leading New Mid-Market Hotel' by World Travel Awards.

Greater China - Increasing scale drives another year of double-digit profit growth
RevPAR increased 5.4% with rate growth of 3.1%.  RevPAR was down 0.3% in the fourth quarter reflecting the ongoing industry-wide impact of the China-Japan territorial island dispute, the political leadership change and the broader economic slowdown across the region.
Revenue increased 12% (12% CER) to $230m, with fee growth5 of 16%, and operating profit was up 21% (22% CER) to $81m.  This was driven by 19% profit growth in the managed business where RevPAR was up 5.6% and net rooms up 10% (following 14% rooms growth in 2011).  InterContinental Hong Kong also had a strong year with 6.7% RevPAR growth and good cost control, driving owned operating profit up 22%.
We opened 8k rooms in the year, taking our system size in the region up 12% to 62k, our 7th consecutive year of double digit room growth.  Openings included 8 Crowne Plaza hotels, 2 Hotel Indigo hotels and Holiday Inn Macau Cotai Central, which at 1,224 rooms is the largest Holiday Inn in the world.  Signings of 13k rooms were up 11% on 2011, taking our pipeline to 51k rooms and affirming our market leading position.  Signings included 15 HUALUXE hotels.

5See appendix 6 for definition	6 Source: Smith Travel Research

Uses of Cash
•	Cash generation: Free cash flow of $463m (2011: $422m) plus $8m cash proceeds from disposals, more than covered growth investment and ordinary dividends in the year.
•
Growth Investment: 2012 growth capital expenditure of $20m reflects the unpredictable timing of this type of spend.  $113m maintenance capital expenditure.  2013 expectations unchanged: $100m-$200m growth capital expenditure and c.$150m maintenance capital expenditure.

•	Ordinary dividend: up 16%, the third consecutive year of double-digit growth.
•	Capital returns: $0.5bn special dividend paid in October 2012. $107m of $0.5bn share buyback programme completed in the fourth quarter.

Interest, debt, tax and exceptional items
•	Interest: 2012 charge of $54m (2011: $62m), decreased by $8m primarily due to lower average net debt levels.
•
Net debt: $1,074m at the end of the period, up $536m on 2011 including the payment of $612m in relation to the special dividend and share buyback programme.  IHG has extended its maturities and diversified its debt profile, issuing a 10 year £400m bond in the fourth quarter.

•	Tax: Effective rate for 2012 is 27% (2011: 24%). 2013 tax rate expected to be in low 30s, as previously guided.
•
Exceptional operating items: Net exceptional charge before tax of $4m (2011: $35m net credit).  An exceptional tax credit of $142m relates to the settlement of prior year matters and changes in legislation resulting in the recognition of deferred tax assets.

•
Pension:  IHG has agreed with the Trustees of the UK defined benefit pension plan to make additional contributions of £30m in 2013 and £15m in 2014, in addition to the £45m which was announced at Q3 results and paid in October 2012.  This follows the triennial actuarial valuation as at 31 March 2012 which showed a deficit of £132m.

Change from Quarterly to Half Yearly Reporting
•	IHG will release interim management statements for Q1 and Q3, and in line with wider UK market practice, focus on reporting full financial statements for a more meaningful time period of 6 months.
•	We will continue to publish supplementary data for rooms and RevPAR for Q1 and Q3, and hold a conference call with Q&A session.

Appendix 1: RevPAR Movement Summary
	January 2013			Full Year 2012			Q4 2012
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	6.6%	2.1%	2.3pts	5.2%	3.2%	1.2pts	3.9%	2.5%	0.9pts
Americas	7.0%	3.9%	1.5pts	6.1%	4.1%	1.2pts	5.7%	3.8%	1.1pts
Europe	(0.1)%	1.2%	(0.7)pts	1.7%	1.2%	0.4pts	1.2%	0.5%	0.5pts
AMEA	6.0%	1.4%	2.9pts	4.9%	1.2%	2.4pts	1.8%	(0.2)%	1.4pts
G. China	21.0%	(6.7)%	12.8pts	5.4%	3.1%	1.3pts	(0.3)%	1.4%	(1.1)pts

Appendix 2: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	33,922	(16,288)	17,634	675,982	3%	53,812	169,030
Americas	16,618	(9,199)	7,419	449,617	2%	25,536	72,573
Europe	5,477	(3,335)	2,142	102,027	2%	7,023	15,184
AMEA	4,243	(2,589)	1,654	62,737	3%	7,866	30,357
G. China	7,584	(1,165)	6,419	61,601	12%	13,387	50,916

Appendix 3: Quarter 4 financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Franchised	128	118	108	99	15	14	3	4	2	1	-	-
Managed	67	54	15	9	10	9	27	23	15	13	-	-
Owned & leased	40	32	8	4	13	11	2	1	17	16	-	-
Regional overheads	(36)	(32)	(16)	(12)	(10)	(10)	(4)	(5)	(6)	(5)	-	-
Profit pre central overheads	199	172	115	100	28	24	28	23	28	25	-	-
Central overheads	(38)	(35)	-	-	-	-	-	-	-	-	(38)	(35)
Group Operating profit	161	137	115	100	28	24	28	23	28	25	(38)	(35)

Appendix 4: Full year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Franchised	547	511	466	431	65	65	12	12	4	3	-	-
Managed	221	208	48	52	32	26	90	87	51	43	-	-
Owned & leased	125	108	24	17	50	49	6	5	45	37	-	-
Regional overheads	(123)	(121)	(52)	(49)	(32)	(36)	(20)	(20)	(19)	(16)	-	-
Profit pre central overheads	770	706	486	451	115	104	88	84	81	67	-	-
Central overheads	(156)	(147)	-	-	-	-	-	-	-	-	(156)	(147)
Group Operating profit	614	559	486	451	115	104	88	84	81	67	(156)	(147)

Appendix 5: Constant exchange rate (CER) operating profit movement before exceptional items

	Total***	Americas			Europe		AMEA		G. China
	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	10%	11%	8%	8%	11%	16%	5%	4%	21%	22%
Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2012	0.63	0.78	** Translated at constant 2011 exchange rates
2011	0.62	0.72	*** After central overheads

Appendix 6: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages. Growth stated at CER.
Fee based margins: adjusted for owned and leased hotels, managed leases and individually significant liquidated damages payments.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts.
Underlying openings & signings: openings growth adjusted to exclude 5k US Army base rooms and 7k InterContinental Alliance rooms opened in 2011. Signings growth adjusted to exclude 5k US Army base rooms also signed in 2011.

Appendix 7: Investor Information for 2012 final dividend
Ex-dividend date:	20 March 2013	Record date:	22 March 2013
Payment date:	31 May 2013	Dividend payment:	Ordinary shares = 27.7 pence per share
ADRs = 43.0 cents per ADR

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond; Emma Corcoran):	+44 (0)1895 512426
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer and Tom Singer, Chief Financial Officer will commence at 9.30am UK time on 19 February at Bank of America Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10.30am.
There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims13.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK toll: UK toll free: US toll: Passcode	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659 IHG
A replay of the conference call will also be available following the event. To access this please dial the relevant number below and use the access number 5273706
Replay	+44 (0)20 8196 1998
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am Eastern Standard Time on 19 February with Richard Solomons, Chief Executive Officer and Tom Singer, Chief Financial Officer. There will be an opportunity to ask questions.

UK toll: US toll: US toll free: Passcode	+44 (0)20 3003 2666 +1 212 999 6659 +1 866 966 5335 IHG
A replay of the conference call will also be available following the event. To access this please dial the relevant number below and use the access number 8384211
Replay	+44 (0)20 8196 1998
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 19 February. The web address is www.ihg.com/prelims13. To watch a video of Tom Singer reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 71 million members worldwide.
IHG franchises, leases, manages or owns over 4,600 hotels and more than 675,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2012.

GROUP PERFORMANCE

	12 months ended 31 December
Group results	2012	2011	%
	$m	$m	change
Revenue
Americas	837	830	0.8
Europe	436	405	7.7
AMEA	218	216	0.9
Greater China	230	205	12.2
Central	114	112	1.8
	____	____	_____
	1,835	1,768	3.8
	____	____	____
Operating profit
Americas	486	451	7.8
Europe	115	104	10.6
AMEA	88	84	4.8
Greater China	81	67	20.9
Central	(156)	(147)	(6.1)
	____	____	_____
Operating profit before exceptional items	614	559	9.8
Exceptional operating items	(4)	35	(111.4)
	___	___	___
	610	594	2.7
Net financial expenses	(54)	(62)	12.9
	___	___	___
Profit before tax	556	532	4.5
	___	___	___
Earnings per ordinary share
Basic	189.5¢	159.2¢	19.0
Adjusted	141.5¢	130.4¢	8.5

Average US dollar to sterling exchange rate	$1 : £0.63	$1 : £0.62	1.6

Group results
Revenue increased by 3.8% to $1,835m and operating profit before exceptional items increased by 9.8% to $614m during the 12 months ended 31 December 2012.

Fee revenue, being Group revenue excluding revenue from owned and leased hotels, significant liquidated damages received in 2012 and 2011 and properties that are structured for legal reasons as operating leases, but with the same characteristics as management contracts, increased by 6.8% when translated at constant currency and applying 2011 exchange rates.

The 2012 results reflect continued RevPAR growth in each of the regions, with an overall RevPAR increase of 5.2%, including a 3.2% increase in average daily rate. The results also benefited from system size growth of 2.7% year-on-year to 675,982 rooms. Group RevPAR growth remained robust for the year, reflecting favourable supply and demand dynamics in the US over 2012, although trading was also affected by the impact of Eurozone uncertainty as well as industry-wide challenges in Greater China in the latter part of the year related to the political leadership change.

Operating profit improved in each of the regions. RevPAR growth of 6.1% in The Americas helped drive an operating profit increase of $42m (9.5%), after excluding the benefit of a $3m liquidated damages receipt in 2012 and a $10m liquidated damages receipt in 2011. Operating profit in Europe increased by $11m (10.6%), with RevPAR growth of 1.7%. Operating profit in AMEA increased by $13m (17.3%), after adjusting for a $6m liquidated damages receipt in 2011 and the disposal of a hotel asset and partnership interest that contributed $3m in profits in 2011, reflecting RevPAR growth of 4.9%. Strong operating profit growth of $14m in Greater China reflected an 11.6% increase in system size as well as 5.4% RevPAR growth.

At constant currency, central overheads increased from $147m to $158m in 2012 ($156m at actual currency), reflecting investment in infrastructure and capabilities to support the growth of the business.

Operating profit margin was 42.6%, up 2.0 percentage points on 2011, after adjusting for owned and leased hotels, The Americas and Europe managed leases and significant liquidated damages received in 2012 and 2011.

Profit before tax increased by $24m to $556m. Adjusted earnings per ordinary share increased by 8.5% to 141.5¢.,

	12 months ended 31 December
	2012	2011	%
Total gross revenue	$bn	$bn	change

InterContinental	4.5	4.4	2.3
Crowne Plaza	4.0	3.9	2.6
Holiday Inn	6.3	6.0	5.0
Holiday Inn Express	4.8	4.4	9.1
Staybridge Suites	0.6	0.6	-
Candlewood Suites	0.5	0.5	-
Hotel Indigo	0.2	0.1	100.0
Other brands	0.3	0.3	-
	____	____	____
Total	21.2	20.2	5.0
	____	____	____

Total gross revenue
One measure of IHG hotel system performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 5.0% from $20.2bn in 2011 to $21.2bn in 2012, including a 5.0% increase in Holiday Inn and a 9.1% increase in Holiday Inn Express.

	Hotels		Rooms
Global hotel and room count at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	170	1	57,314	(284)
Crowne Plaza	392	5	108,307	3,203
Holiday Inn*	1,247	7	231,488	3,232
Holiday Inn Express	2,192	78	205,631	8,965
Staybridge Suites	189	10	20,696	1,129
Candlewood Suites	299	14	28,675	1,175
Hotel Indigo	50	11	5,661	1,097
Other	63	(4)	18,210	(883)
	____	____	______	_____
Total	4,602	122	675,982	17,634
	____	____	______	_____
Analysed by ownership type
Franchised	3,934	102	500,792	11,721
Managed	658	21	170,998	6,005
Owned and leased	10	(1)	4,192	(92)
	____	____	______	_____
Total	4,602	122	675,982	17,634
	____	____	______	_____

* Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 37 Holiday Inn Resort properties ((8,806 rooms) (2011: 7 Holiday Inn Club Vacations (2,928 rooms) and 32 Holiday Inn Resort properties (7,809 rooms)).

Global hotel and room count
During 2012, the IHG global system (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 122 hotels (17,634 rooms).

Openings of 226 hotels (33,922 rooms) were driven by continued expansion in the US, particularly within the Holiday Inn brand family which opened more than 11,000 rooms during 2012, and Greater China. The level of hotel removals fell from 198 hotels (33,078 rooms) in 2011 to 104 hotels (16,288 rooms) in 2012, as anticipated following the completion of the Holiday Inn relaunch.

	Hotels		Rooms
Global pipeline at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	48	(3)	15,713	(1,910)
Crowne Plaza	98	(10)	31,183	(3,460)
Holiday Inn*	243	(24)	44,988	(5,762)
Holiday Inn Express	452	(18)	51,760	(441)
Staybridge Suites	71	(24)	7,544	(2,482)
Candlewood Suites	78	(16)	6,742	(1,320)
Hotel Indigo	47	(12)	5,869	(1,310)
EVEN	1	1	230	230
HUALUXE	15	15	4,904	4,904
Other	-	-	97	97
	____	____	______	_____
Total	1,053	(91)	169,030	(11,454)
	____	____	______	_____
Analysed by ownership type
Franchised	744	(109)	82,901	(13,612)
Managed	309	18	86,129	2,158
	____	____	______	_____
Total	1,053	(91)	169,030	(11,454)
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2012	Change over 2011	2012	Change over 2011

Total	356	-	53,812	(1,612)
	____	____	______	_____

* Includes nil Holiday Inn Club Vacations (nil rooms) and 12 Holiday Inn Resort properties (2,390 rooms) (2011: 1 Holiday Inn Club Vacations (658 rooms) and 15 Holiday Inn Resort properties (3,037 rooms)).

Global pipeline
At the end of 2012, the pipeline totalled 1,053 hotels (169,030 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. The continued global demand for IHG brands is demonstrated by over 50% of pipeline rooms being outside of The Americas region, including 30% in Greater China.

Excluding 25 hotels (4,796 rooms) signed as part of the US government's Privatization of Army Lodgings initiative in 2011, signings increased from 331 hotels (50,628 rooms) to 356 hotels (53,812 rooms). Signings during 2012 included 15 hotels for the HUALUXE Hotels & Resorts brand, as well as the first signing for the EVEN Hotels brand.

During 2012, the opening of 33,922 rooms contributed to a net pipeline decline of 11,454 rooms. Active management out of the pipeline of deals that have become dormant or no longer viable reduced the pipeline by 31,344 rooms, representing a decrease of 11.8% over 2011.

THE AMERICAS

	12 months ended 31 December
	2012	2011	%
Americas Results	$m	$m	change

Revenue
Franchised	541	502	7.8
Managed	97	124	(21.8)
Owned and leased	199	204	(2.5)
	____	____	____
Total	837	830	0.8
	____	____	____
Operating profit before exceptional items
Franchised	466	431	8.1
Managed	48	52	(7.7)
Owned and leased	24	17	41.2
	____	____	_____
	538	500	7.6
Regional overheads	(52)	(49)	(6.1)
	____	____	____
Total	486	451	7.8
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2012

Franchised
Crowne Plaza	5.4%
Holiday Inn	5.9%
Holiday Inn Express	6.1%
All brands	6.0%
Managed
InterContinental	10.5%
Crowne Plaza	3.8%
Holiday Inn	9.6%
Staybridge Suites	(1.7)%
Candlewood Suites	(0.8)%
All brands	7.3%
Owned and leased
All brands	6.3%

Americas results
Revenue and operating profit before exceptional items increased by $7m (0.8%) to $837m and by $35m (7.8%) to $486m respectively. RevPAR increased 6.1%, with 4.1% growth in average daily rate. US RevPAR was up 6.3% in 2012 despite uncertainty regarding the presidential election and the 'fiscal cliff' in the latter part of the year.

Franchised revenue increased by $39m (7.8%) to $541m. Royalties growth of 8.7% was driven by RevPAR growth of 6.0%, including 6.1% for Holiday Inn Express, together with system size growth of 2.3%. Operating profit increased by $35m (8.1%) to $466m.

Managed revenue decreased by $27m (21.8%) to $97m and operating profit decreased by $4m (7.7%) to $48m. Revenue and operating profit included $34m (2011 $59m) and $nil (2011 $1m) respectively from managed leases. Excluding properties operated under this arrangement, as well as the benefit of a $3m liquidated damages receipt in 2012 and a $10m liquidated damages receipt in 2011, revenue and operating profit grew by $5m (9.1%) and $4m (9.8%) respectively. Growth was driven by a RevPAR increase of 7.3%, including 9.6% for Holiday Inn.

Owned and leased revenue declined by $5m (2.5%) to $199m and operating profit grew by $7m (41.2%) to $24m. Excluding the impact of disposals, revenue increased by $4m (2.1%) and operating profit increased by $8m (50.0%). The increase in revenue was driven by RevPAR growth of 6.3%, offset by the impact of the partial closure of an owned hotel in the Caribbean. The operating profit increase of $7m included a $1m year-on-year benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorised as 'held for sale' in the first quarter of 2011, after which no depreciation was charged, and a $3m year-on-year benefit relating to one off reorganisation costs at one hotel in 2011.

	Hotels		Rooms
Americas hotel and room count at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	53	1	17,756	158
Crowne Plaza	183	(5)	48,730	(1,272)
Holiday Inn*	820	4	146,661	840
Holiday Inn Express	1,931	57	168,398	5,463
Staybridge Suites	183	9	19,787	967
Candlewood Suites	299	14	28,675	1,175
Hotel Indigo	37	4	4,307	334
Other	49	(2)	15,303	(246)
	____	____	______	_____
Total	3,555	82	449,617	7,419
	____	____	______	_____
Analysed by ownership type
Franchised	3,354	88	407,849	9,169
Managed	196	(5)	39,583	(1,639)
Owned and leased	5	(1)	2,185	(111)
	____	____	______	_____
Total	3,555	82	449,617	7,419
	____	____	______	_____

* Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 17 Holiday Inn Resort properties (4,240 rooms) (2011: 7 Holiday Inn Club Vacations (2,928 rooms) and 14 Holiday Inn Resort properties (3,658 rooms)).

Americas hotel and room count
The Americas hotel and room count in the year increased by 82 hotels (7,419 rooms) to 3,555 hotels (449,617 rooms). Openings of 148 hotels (16,618 rooms) included 113 Holiday Inn brand family hotels (12,566 rooms), representing more than 70% of openings for the region. Six Hotel Indigo openings (639 rooms) helped the brand reach the 50 property milestone globally by the end of 2012. 22 hotels (1,927 rooms) opened as Staybridge Suites hotels and Candlewood Suites hotels, IHG's extended stay brands. 66 hotels (9,199 rooms) were removed from the system in 2012, compared to 153 hotels (24,284 rooms) in 2011

	Hotels		Rooms
Americas pipeline at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	4	(1)	925	(415)
Crowne Plaza	16	(6)	3,737	(1,512)
Holiday Inn*	139	(19)	18,827	(3,224)
Holiday Inn Express	345	(27)	32,388	(1,972)
Staybridge Suites	64	(22)	6,648	(2,247)
Candlewood Suites	78	(16)	6,742	(1,320)
Hotel Indigo	23	(15)	3,076	(1,417)
EVEN	1	1	230	230
	____	____	______	_____
Total	670	(105)	72,573	(11,877)
	____	____	______	_____
Analysed by ownership type
Franchised	659	(106)	70,290	(11,997)
Managed	11	1	2,283	120
	____	____	______	_____
Total	670	(105)	72,573	(11,877)
	____	____	______	_____

* Includes nil Holiday Inn Club Vacations (nil rooms) and 5 Holiday Inn Resort properties (640 rooms) (2011: 1 Holiday Inn Club Vacations (658 rooms) and 6 Holiday Inn Resort properties (669 rooms)).

Americas pipeline
The Americas pipeline totalled 670 hotels (72,573 rooms) as at 31 December 2012. Signings of 226 hotels (25,536 rooms) included 173 hotels (18,866 rooms) in the Holiday Inn brand family as well as the first signing for the EVEN Hotels brand, a flagship property in the heart of midtown Manhattan, New York City. The pipeline decreased by 105 hotels (11,877 rooms) compared to 2011.

EUROPE

	12 months ended 31 December
	2012	2011	%
Europe results	$m	$m	change

Revenue
Franchised	91	86	5.8
Managed	147	118	24.6
Owned and leased	198	201	(1.5)
	____	____	____
Total	436	405	7.7
	____	____	____
Operating profit before exceptional items
Franchised	65	65	-
Managed	32	26	23.1
Owned and leased	50	49	2.0
	____	____	_____
	147	140	5.0
Regional overheads	(32)	(36)	11.1
	____	____	____
Total	115	104	10.6
	____	____	____

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2012

Franchised
All brands	1.8%
Managed
All brands	1.0%
Owned and leased
InterContinental	5.2%

Europe results
Revenue and operating profit before exceptional items increased by $31m (7.7%) to $436m and by $11m (10.6%) to $115m respectively. RevPAR increased by 1.7%, with 1.2% growth in average daily rate despite challenging economic conditions across Europe.

Franchised revenue increased by $5m (5.8%) to $91m, whilst operating profit was flat at $65m. At constant currency, revenue increased by $8m (9.3%) and operating profit increased by $3m (4.6%). Growth was mainly driven by an increase in royalties of 2.7% (7.5% at constant currency) reflecting RevPAR growth of 1.8%, together with system size growth of 4.0%.

Managed revenue increased by $29m to $147m (24.6%) and operating profit increased by $6m (23.1%) to $32m. Revenue and operating profit included $80m (2011 $46m) and $2m (2011 $nil) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue decreased by $1m (1.4%) reflecting a 4.3% decrease in system size partially offset by RevPAR growth of 1.0%. On the same basis, operating profit grew by $5m (19.2%).

In the owned and leased estate, revenue decreased by $3m (1.5%) to $198m and operating profit increased by $1m (2.0%) to $50m. At constant currency and excluding the impact of disposals, revenue increased by $10m (5.1%) and operating profit increased by $4m (8.3%). The InterContinental London Park Lane and the InterContinental Paris Le Grand delivered year-on-year RevPAR growth of 8.0% and 2.5% respectively.

	Hotels		Rooms
Europe hotel and room count at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	30	-	9,394	(270)
Crowne Plaza	84	(2)	19,566	(159)
Holiday Inn*	288	(2)	46,610	145
Holiday Inn Express	212	14	24,903	1,722
Staybridge Suites	4	1	605	162
Hotel Indigo	10	5	949	542
	____	____	______	_____
Total	628	16	102,027	2,142
	____	____	______	_____
Analysed by ownership type
Franchised	528	19	79,899	3,088
Managed	98	(3)	21,211	(946)
Owned and leased	2	-	917	-
	____	____	______	_____
Total	628	16	102,027	2,142
	____	____	______	_____

* Includes 3 Holiday Inn Resort properties (362 rooms) (2011: 3 Holiday Inn Resort properties (362 rooms)).

Europe hotel and room count
During 2012, Europe system size increased by 16 hotels (2,142 rooms) to 628 hotels (102,027 rooms). Openings of 39 hotels (5,477 rooms) included 31 hotels in the Holiday Inn brand family (4,233 rooms). Hotel Indigo continued to build momentum in the region with five hotel openings, doubling the system size in Europe for the brand. 23 hotels (3,335 rooms) were removed from the system in 2012.

	Hotels		Rooms
Europe pipeline at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	2	(3)	404	(906)
Crowne Plaza	12	-	2,769	(184)
Holiday Inn	20	(5)	4,267	(672)
Holiday Inn Express	43	-	6,284	342
Staybridge Suites	1	(1)	168	(115)
Hotel Indigo	13	2	1,292	37
	____	____	______	_____
Total	91	(7)	15,184	(1,498)
	____	____	______	_____
Analysed by ownership type
Franchised	83	1	12,186	187
Managed	8	(8)	2,998	(1,685)
	____	____	______	_____
Total	91	(7)	15,184	(1,498)
	____	____	______	_____

Europe pipeline
The Europe pipeline totalled 91 hotels (15,184 rooms) as at 31 December 2012. Signings of 48 hotels (7,023 rooms) increased from 2011 levels and included 35 hotels (5,489 rooms) in the Holiday Inn brand family, including the first two Holiday Inn Express hotels in Russia. Seven Hotel Indigo hotels (572 rooms) were signed, including three more hotels in the UK and firsts for the brand in France, Spain and Israel. 16 hotels (3,044 rooms) were removed from the pipeline in 2012. The pipeline decreased by seven hotels (1,498 rooms) compared to 2011.

ASIA, MIDDLE EAST & AFRICA (AMEA)

	12 months ended 31 December
	2012	2011	%
AMEA results	$m	$m	change

Revenue
Franchised	18	19	(5.3)
Managed	152	151	0.7
Owned and leased	48	46	4.3
	____	____	_____
Total	218	216	0.9
	____	____	____
Operating profit before exceptional items
Franchised	12	12	-
Managed	90	87	3.4
Owned and leased	6	5	20.0
	____	____	_____
	108	104	3.8
Regional overheads	(20)	(20)	-
	____	____	____
Total	88	84	4.8
	____	____	_____

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2012

Franchised
All Brands	7.2%
Managed
All Bands	4.6%

AMEA results
Revenue and operating profit before exceptional items increased by $2m (0.9%) to $218m and by $4m (4.8%) to $88m respectively. RevPAR increased 4.9%, with 1.2% growth in average daily rate, with robust trading in South East Asia and Japan, partly offset by continuing uncertainty impacting some markets in the Middle East.

On both a constant and actual currency basis, franchised revenue decreased by $1m (5.3%) to $18m and operating profit was flat at $12m.

Managed revenue and operating profit increased by $1m (0.7%) to $152m and by $3m (3.4%) to $90m respectively. At constant currency, excluding the benefit of a $6m liquidated damages receipt in 2011 and after adjusting for the disposal of a hotel asset and partnership interest in Australia, which contributed $3m to operating profit in 2011, revenue and operating profit increased by $7m (4.8%) and $11m (14.1%) respectively. RevPAR growth was 4.6% and although year-end system size was 7.1% higher than at the end of 2011, due to the phasing of openings towards the end of the year, rooms available during the year grew by only 2.2%. Operating profit in 2012 benefited from a $1m increase in profit from an associate and $2m lower year-on-year bad debt expenses.

In the owned and leased estate, revenue and operating profit increased by $2m (4.3%) to $48m and by $1m (20.0%) to $6m respectively.

	Hotels		Rooms
AMEA hotel and room count at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	65	1	20,791	366
Crowne Plaza	65	4	18,559	1,638
Holiday Inn*	75	(2)	17,440	(592)
Holiday Inn Express	12	4	2,877	1,020
Staybridge Suites	2	-	304	-
Other	13	(3)	2,766	(778)
	____	____	______	_____
Total	232	4	62,737	1,654
	____	____	______	_____
Analysed by ownership type
Franchised	48	(6)	10,860	(1,757)
Managed	182	10	51,290	3,400
Owned and leased	2	-	587	11
	____	____	______	_____
Total	232	4	62,737	1,654
	____	____	______	_____

* Includes 14 Holiday Inn Resort properties (3,311 rooms) (2011: 13 Holiday Inn Resort properties (3,121 rooms)).

AMEA hotel and room count
The AMEA hotel and room count in the year increased by four hotels (1,654 rooms) to 232 hotels (62,737 rooms). The level of openings increased from 10 hotels (2,907 rooms) in 2011 to 16 hotels (4,243 rooms) in 2012. These included four hotels for the InterContinental brand, including the 197 room InterContinental Danang Sun Peninsula Resort in Vietnam, as well as the first Holiday Inn Express hotels in Bahrain and Thailand. Six Crowne Plaza hotels (1,777 rooms) were opened in 2012, including resort locations in Thailand and Jordan. 12 hotels (2,589 rooms) were removed from the system in 2012.

	Hotels		Rooms
AMEA pipeline at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	20	1	5,366	272
Crowne Plaza	18	(3)	5,345	(1,384)
Holiday Inn*	47	4	10,895	515
Holiday Inn Express	35	8	7,091	1,410
Staybridge Suites	6	(1)	728	(120)
Other	6	1	932	80
	____	____	______	_____
Total	132	10	30,357	773
	____	____	______	_____
Analysed by ownership type
Franchised	2	(2)	425	(427)
Managed	130	12	29,932	1,200
	____	____	______	_____
Total	132	10	30,357	773
	____	____	______	_____

* Includes 4 Holiday Inn Resort properties (900 rooms) (2011: 4 Holiday Inn Resort properties (900 rooms)).

AMEA pipeline
The AMEA pipeline totalled 132 hotels (30,357 rooms) as at 31 December 2012. Signings of 36 hotels (7,866 rooms) included 24 hotels (4,657 rooms) in the Holiday Inn brand family. In addition, six InterContinental hotels (1,728 rooms) were signed, including resort locations in Thailand and Australia. 10 hotels (2,850 rooms) were removed from the pipeline in 2012, compared to 32 hotels (8,243 rooms) in 2011. The pipeline increased by 10 hotels (773 rooms) compared to 2011.

GREATER CHINA

	12 months ended 31 December
	2012	2011	%
Greater China results	$m	$m	change

Revenue
Franchised	3	2	50.0
Managed	89	77	15.6
Owned and leased	138	126	9.5
	____	____	_____
Total	230	205	12.2
	____	____	____
Operating profit before exceptional items
Franchised	4	3	33.3
Managed	51	43	18.6
Owned and leased	45	37	21.6
	____	____	_____
	100	83	20.5
Regional overheads	(19)	(16)	(18.8)
	____	____	____
Total	81	67	20.9
	____	____	_____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2012

Managed
All Brands	5.6%
Owned and leased
InterContinental	6.7%

Greater China results
Revenue and operating profit before exceptional items increased by $25m (12.2%) to $230m and by $14m (20.9%) to $81m respectively. RevPAR increased 5.4% with 3.1% growth in average daily rate.

Franchised revenue increased by $1m (50.0%) to $3m and operating profit by $1m (33.3%) to $4m, boosted by the opening of the 1,224 room Holiday Inn Macao Cotai Central.

Managed revenue increased by $12m (15.6%) to $89m and operating profit increased by $8m (18.6%) to $51m. RevPAR growth of 5.6% reflected continued economic growth in the region, although the whole industry was affected in the latter part of the year by the once in a decade political leadership change and the Diaoyu/Senkaku islands territorial dispute. There was also continued significant system size growth for the managed estate in the region (9.7% rooms growth in 2012 following 14.2% rooms growth in 2011).

Owned and leased revenue increased by $12m (9.5%) to $138m and operating profit increased by $8m (21.6%) to $45m, with RevPAR growth of 6.7% at the InterContinental Hong Kong.

Regional costs increased by $3m (18.8%) to $19m reflecting increased investment in operations and infrastructure in the region.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	22	(1)	9,373	(538)
Crowne Plaza	60	8	21,452	2,996
Holiday Inn*	64	7	20,777	2,839
Holiday Inn Express	37	3	9,453	760
Hotel Indigo	3	2	405	221
Other	1	1	141	141
	____	____	______	_____
Total	187	20	61,601	6,419
	____	____	______	_____
Analysed by ownership type
Franchised	4	1	2,184	1,221
Managed	182	19	58,914	5,190
Owned and leased	1	-	503	8
	____	____	______	_____
Total	187	20	61,601	6,419
	____	____	______	_____

* Includes 3 Holiday Inn Resort properties (893 rooms) (2011: 2 Holiday Inn Resort properties (668 rooms)).

Greater China hotel and room count
The Greater China hotel and room count in the year increased by 20 hotels (6,419 rooms) to 187 hotels (61,601 rooms). Openings of 23 hotels (7,584 rooms) included the Holiday Inn Macao Cotai Central (1,224 rooms), the largest Holiday Inn in the world. Eight Crowne Plaza hotels (2,996 rooms) and two Hotel Indigo hotels (224 rooms) were opened in 2012.

	Hotels		Rooms
Greater China pipeline at 31 December	2012	Change over 2011	2012	Change over 2011

Analysed by brand
InterContinental	22	-	9,018	(861)
Crowne Plaza	52	(1)	19,332	(380)
Holiday Inn*	37	(4)	10,999	(2,381)
Holiday Inn Express	29	1	5,997	(221)
Hotel Indigo	5	-	569	(10)
HUALUXE	15	15	4,904	4,904
Other	-	-	97	97
	____	____	______	_____
Total	160	11	50,916	1,148
	____	____	______	_____
Analysed by ownership type
Franchised	-	(2)	-	(1,375)
Managed	160	13	50,916	2,523
	____	____	______	_____
Total	160	11	50,916	1,148
	____	____	______	_____

* Includes 3 Holiday Inn Resort properties (850 rooms) (2011: 5 Holiday Inn Resort properties (1,468 rooms)).

Greater China pipeline
The Greater China pipeline totalled 160 hotels (50,916 rooms) as at 31 December 2012. Signings of 46 hotels (13,387 rooms) increased from 38 hotels (12,112 rooms) in 2011 and included 15 hotels for the newly launched HUALUXE Hotels & Resorts brand, together with 12 Crowne Plaza hotels (4,527 rooms). 12 hotels (4,655 rooms) were removed from the pipeline in 2012. The pipeline increased by 11 hotels (1,148 rooms) compared to 2011.

CENTRAL

	12 months ended 31 December
	2012	2011	%
Central results	$m	$m	change

Revenue	114	112	1.8
Gross central costs	(270)	(259)	(4.2)
	____	____	_____
Net central costs	(156)	(147)	(6.1)
	_____	_____	_____

Central Results
Net central costs increased by $9m (6.1%) from $147m in 2011 to $156m in 2012. At constant currency, net central costs increased by $11m (7.5%). The movement was driven by investment in infrastructure and capabilities to support the growth of the business. Central revenue mainly comprised technology fee income.

SYSTEM FUND

	12 months ended 31 December
	2012	2011	%
System Fund results	$m	$m	change

Assessment fees and contributions received from hotels	1,106	1,025	7.9
Proceeds from sale of Priority Club Rewards points	144	128	12.5
	____	____	_____
	1,250	1,153	8.4
	_____	____	_____

In the year to 31 December 2012, System Fund (the Fund) income increased by 8.4% to $1,250m primarily as a result of growth in hotel room revenues. The increase in proceeds from the sale of Priority Club Rewards points mainly reflects the strong performance of co-brand credit card schemes.

In addition to management or franchise fees, hotels within the IHG system pay assessments and contributions which are collected by IHG for specific use within the Fund. The Fund also receives proceeds from the sale of Priority Club Rewards points. The Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels.

The Fund is used to pay for marketing, the Priority Club Rewards loyalty programme and the global reservation system. The operation of the Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the Fund are not included in the Group Income Statement.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items totalled a net loss of $4m. Exceptional gains included a $23m impairment reversal and the release of a $9m liability no longer required relating to the demerger of the Group from Six Continents PLC. Exceptional charges included $16m from the reorganisation of the Group's support functions together with a restructuring in the AMEA region, $2m loss on disposal of an interest in a hotel and $18m write-off of software.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses decreased by $8m to $54m primarily due to lower average debt levels.

Financing costs included $2m (2011 $1m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded.  Financing costs in 2012 also included $19m (2011 $18m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on operating profit, excluding the impact of exceptional items, was 27% (2011 24%). Excluding the impact of prior year items the equivalent tax rate would be 30% (2011 36%). This rate is higher than the average UK statutory rate of 24.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $142m (2011 $48m). This represented, primarily, the recognition of $104m of deferred tax assets whose value has become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions. In 2011, the credit mainly related to a revision of the estimated tax impacts of an internal reorganisation completed in 2010.

Net tax paid in 2012 totalled $122m (2011 $90m) including $3m paid (2011 $1m) in respect of disposals. Tax paid represents an effective rate of 22% (2011 17%) on total profits and is lower than the effective income statement tax rate of 27% primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Earnings per ordinary share
Basic earnings per ordinary share in 2012 was 189.5¢, compared with 159.2¢ in 2011. Adjusted earnings per ordinary share was 141.5¢, against 130.4¢ in 2011.

Dividends
The Board has proposed a final dividend per ordinary share of 43.0¢ (27.7p). With the interim dividend per ordinary share of 21.0¢ (13.5p), the full-year dividend per ordinary share for 2012 will total 64.0¢ (41.2p), an increase of 16% over 2011. On 22 October 2012, a special dividend of $1.72 (108.4p) per ordinary share was paid to shareholders.

Share price and market capitalisation
The IHG share price closed at £17.07 on 31 December 2012, up from £11.57 on 31 December 2011. The market capitalisation of the Group at the year-end was £4.6bn.

Capital structure and liquidity management
During the year, $472m of cash was generated from operating activities, of which $133m was invested in capital expenditure. After shareholder returns of $786m, including a $505m special dividend and $107m of share buy-backs, net debt at 31 December 2012 was $1,074m, an increase over the year of $536m. Net debt included $212m in respect of the finance lease obligations for the InterContinental Boston and $11m in respect of currency swaps related to the £250m sterling bond.

In November 2012, the Group issued a 10-year £400m public bond under its Medium Term Notes programme. The bond has a coupon of 3.875% and extends the maturity profile and diversifies the sources of the Group's debt. The Group issued its first bond under the programme in December 2009 which was a £250m seven-year public bond at a coupon of 6%, which was immediately swapped into US dollar debt using currency swaps.

The Group refinanced its bank debt in November 2011, putting in place a five-year $1.07bn syndicated bank facility which matures in November 2016. This facility was undrawn at the year-end.

Additional funding is provided by a finance lease on the InterContinental Boston.

	2012	2011
Net debt* at 31 December	$m	$m

Borrowings:
Sterling	638	-
US Dollar	626	715
Other	5	5
Cash and cash equivalents	(195)	(182)
	____	____
Net debt	1,074	538
	____	____

Average debt levels	651	721
	____	____

* Including the impact of currency derivatives.

	2012	2011
Facilities at 31 December	$m	$m

Committed	1,075	1,075
Uncommitted	96	79
	____	____
Total	1,171	1,154
	____	____

Interest risk profile of gross debt for major currencies at 31 December	2012%	2011%

At fixed rates	100	100

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2012

	Year ended 31 December 2012			Year ended 31 December 2011
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,835	-	1,835	1,768	-	1,768
Cost of sales	(772)	-	(772)	(771)	-	(771)
Administrative expenses	(363)	(16)	(379)	(350)	(31)	(381)
Other operating income and expenses	8	(11)	(3)	11	46	57
	_____	____	____	_____	____	____
	708	(27)	681	658	15	673

Depreciation and amortisation	(94)	-	(94)	(99)	-	(99)
Impairment	-	23	23	-	20	20
	_____	____	____	_____	____	____

Operating profit (note 3)	614	(4)	610	559	35	594
Financial income	3	-	3	2	-	2
Financial expenses	(57)	-	(57)	(64)	-	(64)
	_____	____	____	_____	____	____

Profit before tax	560	(4)	556	497	35	532

Tax (note 5)	(153)	142	(11)	(120)	48	(72)
	_____	____	____	_____	____	____
Profit for the year from continuing operations	407	138	545	377	83	460
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	406	138	544	377	83	460
Non-controlling interest	1	-	1	-	-	-
	____	____	____	____	____	____
	407	138	545	377	83	460
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			189.5¢			159.2¢
Diluted			186.3¢			155.4¢
Adjusted	141.5¢			130.4¢
Adjusted diluted	139.0¢			127.4¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2012

	2012 Year ended 31 December $m	2011 Year ended 31 December $m

Profit for the year	545	460

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	1	15
Losses reclassified to income on impairment	-	3
Cash flow hedges:
Reclassified to financial expenses	1	4
Defined benefit pension plans:
Actuarial gains/(losses), net of related tax charge of $1m (2011 credit of $13m)	-	(19)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $7m (2011 $7m)	(18)	(4)
Exchange differences on retranslation of foreign operations, including related tax credit of $3m (2011 charge of $3m)	24	(21)
Tax related to pension contributions	19	2
	____	____
Other comprehensive income/(loss) for the year	27	(20)
	____	____
Total comprehensive income for the year	572	440
	====	====

Attributable to:
Equity holders of the parent	571	439
Non-controlling interest	1	1
	_____	_____
	572	440
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2012

	Year ended 31 December 2012
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	162	(2,650)	3,035	8	555

Total comprehensive income for the year	-	26	545	1	572
Issue of ordinary shares	10	-	-	-	10
Repurchase of shares	(1)	-	(106)	-	(107)
Transfer to capital redemption reserve	-	1	(1)	-	-
Transaction costs relating to shareholder returns	-	-	(2)	-	(2)
Movement in shares in employee share trusts	-	(21)	(63)	-	(84)
Equity-settled share-based cost	-	-	27	-	27
Tax related to share schemes	-	-	20	-	20
Equity dividends paid	-	-	(679)	-	(679)
Share of reserve in equity accounted investment	-	-	5	-	5
Exchange adjustments	8	(8)	-	-	-
	_____	_____	____	____	____
At end of the year	179	(2,652)	2,781	9	317
	=====	=====	====	====	====

	Year ended 31 December 2011
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	155	(2,659)	2,788	7	291

Total comprehensive income for the year	-	-	439	1	440
Issue of ordinary shares	8	-	-	-	8
Movement in shares in employee share trusts	-	8	(80)	-	(72)
Equity-settled share-based cost	-	-	29	-	29
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(148)	-	(148)
Exchange adjustments	(1)	1	-	-	-
	_____	_____	____	____	____
At end of the year	162	(2,650)	3,035	8	555
	=====	=====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2012

	2012 31 December	2011 31 December
	$m	$m
ASSETS
Property, plant and equipment	1,056	1,362
Goodwill	93	92
Intangible assets	354	308
Investment in associates and joint ventures	84	87
Retirement benefit assets	99	21
Other financial assets	155	156
Non-current tax receivable	24	41
Deferred tax assets	204	106
	_____	_____
Total non-current assets	2,069	2,173
	_____	_____
Inventories	4	4
Trade and other receivables	422	369
Current tax receivable	31	20
Derivative financial instruments	2	3
Other financial assets	6	-
Cash and cash equivalents	195	182
	_____	_____
Total current assets	660	578
Non-current assets classified as held for sale	534	217
	______	______
Total assets (note 3)	3,263	2,968
	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(21)
Trade and other payables	(709)	(707)
Provisions	(1)	(12)
Current tax payable	(54)	(120)
	_____	_____
Total current liabilities	(780)	(860)
	_____	_____
Loans and other borrowings	(1,242)	(670)
Derivative financial instruments	(19)	(39)
Retirement benefit obligations	(187)	(188)
Trade and other payables	(563)	(497)
Provisions	(1)	(2)
Deferred tax liabilities	(93)	(97)
	_____	_____
Total non-current liabilities	(2,105)	(1,493)
Liabilities classified as held for sale	(61)	(60)
	_____	_____
Total liabilities	(2,946)	(2,413)
	=====	=====
Net assets	317	555
	=====	=====
EQUITY
Equity share capital	179	162
Capital redemption reserve	11	10
Shares held by employee share trusts	(48)	(27)
Other reserves	(2,901)	(2,893)
Unrealised gains and losses reserve	72	71
Currency translation reserve	214	189
Retained earnings	2,781	3,035
	______	______
IHG shareholders' equity	308	547
Non-controlling interest	9	8
	______	______
Total equity	317	555
	=====	=====
INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2012

	2012 Year ended 31 December	2011 Year ended 31 December
	$m	$m

Profit for the year	545	460
Adjustments for:
Net financial expenses	54	62
Income tax charge	11	72
Depreciation and amortisation	94	99
Impairment	(23)	(20)
Other exceptional operating items	27	(15)
Equity-settled share-based cost	22	25
Other items	(2)	-
	_____	_____
Operating cash flow before movements in working capital	728	683
Net change in loyalty programme liability and System Fund surplus	57	66
Other changes in net working capital	(24)	(31)
Utilisation of provisions	(12)	(19)
Retirement benefit contributions, net of cost	(104)	(44)
Cash flows relating to exceptional operating items	(6)	(32)
	_____	_____
Cash flow from operations	639	623
Interest paid	(50)	(56)
Interest received	2	1
Tax paid on operating activities	(119)	(89)
	_____	_____
Net cash from operating activities	472	479
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(44)	(55)
Purchase of intangible assets	(84)	(48)
Investment in other financial assets	(2)	(50)
Investment in associates and joint ventures	(3)	(41)
Disposal of assets, net of costs	4	142
Proceeds from other financial assets	4	15
Tax paid on disposals	(3)	(1)
	_____	_____
Net cash from investing activities	(128)	(38)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	10	8
Purchase of own shares	(107)	-
Purchase of own shares by employee share trusts	(84)	(75)
Dividends paid to shareholders	(679)	(148)
Transaction costs relating to shareholder returns	(2)	-
Issue of long-term bonds	632	-
Decrease in other borrowings	(99)	(119)
	_____	_____
Net cash from financing activities	(329)	(334)
	_____	_____
Net movement in cash and cash equivalents in the year	15	107
Cash and cash equivalents at beginning of the year	182	78
Exchange rate effects	(2)	(3)
	_____	_____
Cash and cash equivalents at end of the year	195	182
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2012 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006. They have been prepared on a consistent basis using the accounting policies set out in the IHG Annual Report and Financial Statements for the year ended 31 December 2011. New accounting standards, amendments and interpretations applicable from 1 January 2012 have not had any impact on the financial statements and there has been no requirement to restate prior year comparatives.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.63 (2011 $1=£0.62). In the case of the euro, the translation rate is $1 = €0.78 (2011 $1 = €0.72).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.62 (2011 $1 = £0.65). In the case of the euro, the translation rate is $1 = €0.76 (2011 $1 = €0.77).

3.	Segmental information

	Revenue
		2012	2011
		$m	$m

	Americas	837	830
	Europe	436	405
	AMEA	218	216
	Greater China	230	205
	Central	114	112
		____	____
	Total revenue	1,835	1,768
		====	====

	All results relate to continuing operations.

Profit	2012 $m	2011 $m

Americas	486	451
Europe	115	104
AMEA	88	84
Greater China	81	67
Central	(156)	(147)
	____	____
Reportable segments' operating profit	614	559
Exceptional operating items (note 4)	(4)	35
	____	____
Operating profit	610	594

Financial income	3	2
Financial expenses	(57)	(64)
	____	____
Profit before tax	556	532
	====	====

All results relate to continuing operations.

Assets	2012 $m	2011 $m

Americas	957	908
Europe	928	816
AMEA	282	276
Greater China	390	388
Central	250	228
	____	____
Segment assets	2,807	2,616

Unallocated assets:
Non-current tax receivable	24	41
Deferred tax assets	204	106
Current tax receivable	31	20
Derivative financial instruments	2	3
Cash and cash equivalents	195	182
	____	____
Total assets	3,263	2,968
	====	====

4.	Exceptional items
		2012 $m	2011 $m
	Continuing operations:
	Exceptional operating items
	Administrative expenses:
	Litigation provision	-	(22)
	Resolution of commercial dispute	-	(37)
	Pension curtailment gain	-	28
	Reorganisation costs (a)	(16)	-
		____	____
		(16)	(31)
	Other operating income and expenses:
	(Loss)/gain on disposal of hotels (b)	(2)	37
	Write-off of software (c)	(18)	-
	Demerger liability released (d)	9	-
	VAT refund	-	9
		____	____
		(11)	46
	Impairment:
	Impairment charges:
	Property, plant and equipment	-	(2)
	Other financial assets	-	(3)
	Reversals of previously recorded impairment:
	Property, plant and equipment (e)	23	23
	Associates	-	2
		____	____
		23	20
		____	____
		(4)	35
		====	====
	Tax
	Tax on exceptional operating items	1	5
	Exceptional tax credit (f)	141	43
		____	____
		142	48
		====	====

These items are treated as exceptional by reason of their size or nature.
a)	Arises from a reorganisation of the Group's support functions together with a restructuring within the AMEA region.
b)	Relates to the sale of an interest in a hotel in the Europe region.
c)	Results from a reassessment of the ongoing value of elements of the technology infrastructure.
d)	Release of a liability no longer required relating to the demerger of the Group from Six Continents PLC.
e)	Relates to the reversal of a previously recorded impairment charge on a North American hotel.
f)
Represents the recognition of $104m of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value has become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions.

5.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 27% (2011 24%) analysed as follows.

	2012	2012	2012	2011	2011	2011
Year ended 31 December	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	560	(153)	27%	497	(120)	24%

Exceptional items	(4)	142		35	48
	____	____		____	____
	556	(11)		532	(72)
	====	====		====	====
Analysed as:
UK tax		15			(8)
Foreign tax		(26)			(64)
		____			____
		(11)			(72)
		====			====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2012	2011

Basic earnings per ordinary share
Profit available for equity holders ($m)	544	460
Basic weighted average number of ordinary shares (millions)	287	289
Basic earnings per ordinary share (cents)	189.5	159.2
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	544	460
Diluted weighted average number of ordinary shares (millions)	292	296
Diluted earnings per ordinary share (cents)	186.3	155.4
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	544	460
Adjusting items (note 4):
Exceptional operating items ($m)	4	(35)
Tax on exceptional operating items ($m)	(1)	(5)
Exceptional tax credit ($m)	(141)	(43)
	____	____
Adjusted earnings ($m)	406	377
Basic weighted average number of ordinary shares (millions)	287	289
Adjusted earnings per ordinary share (cents)	141.5	130.4
	====	====
Diluted weighted average number of ordinary shares (millions)	292	296
Adjusted diluted earnings per ordinary share (cents)	139.0	127.4
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2012 millions	2011 millions
Basic weighted average number of ordinary shares	287	289
Dilutive potential ordinary shares - employee share options	5	7
	____	____
	292	296
	====	====

7.	Dividends and shareholder returns
		2012 cents per share	2011 cents per share	2012 $m	2011 $m
	Paid during the year:
	Final (declared for previous year)	39.0	35.2	113	102
	Interim	21.0	16.0	61	46
	Special	172.0	-	505	-
		____	____	____	____
		232.0	51.2	679	148
		====	====	====	====

	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December)
	Final	43.0	39.0	115	113
		====	====	====	====

On 7 August 2012, the Group announced a planned $1bn return to shareholders comprising a $500m special dividend with share consolidation and a $500m share buyback programme.  The share consolidation was approved at a General Meeting of the Company held on 8 October 2012 and the special dividend was paid to shareholders on 22 October 2012 at a total cost of $505m.  The share buyback programme commenced in November 2012 resulting in the repurchase of 4,143,960 shares in the period to 31 December 2012 for a total consideration of $107m.

8.	Net debt
		2012	2011
		$m	$m

	Cash and cash equivalents	195	182
	Loans and other borrowings - current	(16)	(21)
	Loans and other borrowings - non-current	(1,242)	(670)
	Derivatives hedging debt values*	(11)	(29)
		____	____
	Net debt	(1,074)	(538)
		====	====
	Finance lease liability included above	(212)	(209)
		====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

9.	Movement in net debt
		2012	2011
		$m	$m

	Net increase in cash and cash equivalents	15	107
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds	(632)	-
	Decrease in other borrowings	99	119
		____	____
	(Increase)/decrease in net debt arising from cash flows	(518)	226

	Non-cash movements:
	Finance lease liability	(3)	(3)
	Exchange and other adjustments	(15)	(18)
		____	____
	(Increase)/decrease in net debt	(536)	205

	Net debt at beginning of the year	(538)	(743)
		____	____
	Net debt at end of the year	(1,074)	(538)
		====	====

10.	Commitments and contingencies

At 31 December 2012, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $81m (2011 $14m).  The Group has also committed to invest up to $60m in two investments accounted for under the equity method of which $37m had been spent at 31 December 2012.

At 31 December 2012, the Group had contingent liabilities of $1m (2011 $8m).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $50m (2011 $42m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  In particular, the Group is currently subject to an Office of Fair Trading enquiry in the UK and class action law suits in the US.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

11.	Events after the reporting period

On 22 January 2013, the Group announced that it will receive $31m in liquidated damages under an agreement with a hotel owner that will result in eight hotels (2,526 rooms) leaving the IHG System on 1 March 2013.  The payment is expected at the end of February 2013.

12.	Group financial statements

The preliminary statement of results was approved by the Board on 18 February 2013. The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2011 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditor's review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 February 2013